Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 December 2008 Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management

	31 December	30 June
ASSETS	2008	2008
Current
Cash	$642,494	$3,068,156
Receivables	15,630	16,814
Prepaid expenses and deposits	66,653	126,370
	724,777	3,211,340
Deferred Acquisition Costs (Note 1)	1,834,461	-
Investments (Note 4)	1	2
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	56,738	86,463
	$2,615,978	$3,297,806

LIABILITIES
Current
Accounts payable and accrued liabilities	$219,591	$52,375

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,319,423	13,319,423
Contributed Surplus - Statement 2 (Note 6)	6,726,395	6,350,268
Deficit - Statement 2	(17,649,431)	(16,424,260)
	2,396,387	3,245,431
	$2,615,978	$3,297,806

Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"

_________________________, Director

_________________________, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited - Prepared by Management

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498)	$1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held (Note 6b)	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year	-	-	-	-	(3,116,762)	(3,116,762)
Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the period - Statement 3	-	-	-	-	(1,225,171)	(1,225,171)

Balance - 31 December 2008	68,887,381	$13,319,423	$-	$6,726,395	$(17,649,431)	$2,396,387

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Operations
Unaudited - Prepared by Management

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	31 December	31 December	31 December	31 December
	2008	2007	2008	2007

Expenses
Amortization	$10,510	$9,692	$21,497	$18,371
Consulting	5,250	31,858	5,250	31,858
Filing fees	10,052	10,899	13,671	15,965
Foreign exchange loss (gain)	(1,937)	710	(975)	1,785
Interest and bank charges	1,612	1,235	4,296	1,974
Investor relations	1,364	46,380	2,154	107,765
Management fees (Note 7a)	232,638	154,277	427,048	396,612
Office expenses	29,331	103,761	78,920	191,339
Professional fees	51,628	28,733	106,615	51,432
Rent, office maintenance and utilities	12,757	12,114	28,792	22,606
Shareholder communication and transfer agent	2,560	709	3,033	1,552
Stock-based compensation (Note 6c & d)	302,578	691,318	376,127	891,446
Telephone	(3,173)	7,970	1,787	15,191
Travel and accommodation	35,399	23,854	64,747	63,451

Loss Before the Undernoted	(690,569)	(1,123,510)	(1,132,962)	(1,811,347)

Other Income (Expenses)
Loss on dissolution of Continental Biofuels (Note 1)	1,473	-	(82,811)	-
Loss on equity investment in Continental Biofuels (Note 1)	-	(14,740)	-	(14,740)
Interest income	725	40,468	6,310	68,735
Loss on disposal or write-down of equipment	(8,993)	-	(8,993)	-
Write-down of resource property costs (Note 4)	(4,510)	(5,213)	(6,715)	(24,173)

Loss for the Period	$(701,874)	$(1,102,995)	$(1,225,171)	$(1,781,525)

Loss per Share - Basic and Diluted	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Weighted Average Number of Shares Outstanding	68,887,381	68,637,381	68,887,381	66,923,549

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management

	For the Three		For the Three	For the Six	For the Six
	Months Ended		Months Ended	Months Ended	Months Ended
	31 December		31 December	31 December	31 December
Cash Resources Provided By (Used In)	2008		2007	2008	2007

Operating Activities
Loss for the period	$(701,874	) $	(1,102,995)	$(1,225,171)	$(1,781,525)
Items not affecting cash
Amortization	10,510		9,692	21,497	18,371
Loss on disposal or write-down of equipment	8,993		-	8,993	-
Loss on dissolution of Continental Biofuels	(1,473)		-	82,811	-
Loss on equity investment in Continental Biofuels	-		14,740	-	14,740
Stock-based compensation	302,578		691,318	376,127	891,446
Write-down of resource property costs	4,510		5,213	6,715	24,173
Changes in current assets and liabilities
Receivables	(13,547)		(11,381)	1,184	12,371
Prepaid expenses and deposits	48,878		45,219	59,717	90,037
Due from related party	-		(614)	-	(614)
Accounts payable and accrued liabilities	121,886		(163,162)	167,216	(73,619)

	(219,539)		(511,970)	(500,911)	(804,620)
Investing Activities
Deferred acquisition costs	(195,587)		-	(1,834,461)	-
Investment in Continental Biofuels	1,473		(100,000)	(82,810)	(100,000)
Resource property costs	(4,510)		(5,213)	(6,715)	(24,173)
Purchase of equipment	-		(12,984)	(765)	(38,246)

	(198,624)		(118,197)	(1,924,751)	(162,419)
Financing Activities
Share capital issued for cash, net	-		-	-	3,259,750

	-		-	-	3,259,750

Change in Cash	(418,163)		(630,167)	(2,425,662)	2,292,711
Cash position - Beginning	1,060,657		4,437,157	3,068,156	1,514,279

Cash Position - Ending	$642,494		$3,806,990	$642,494	$3,806,990

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

1.	Nature of Operations

Continental Energy Corporation (the “Company”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2007. All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

	b)	Consolidation

These interim consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia. CEPL has two wholly owned subsidiaries named Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”), incorporated in Singapore on 17 June 2008 and Continental Energy (Tungkal) Pte. Ltd (“CETPL”), incorporated in Singapore on 1 August 2008.

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

All intercompany transactions are eliminated upon consolidation.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

2.	Significant Accounting Policies – Continued

	c)	Change in Accounting Policies

The Company adopted the provisions of CICA Sections 1535 Capital Disclosures; Section 3862 – Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation on 1 July 2008 which addresses the Company’s objectives, classification, policies and processes for managing capital, and disclosure about the nature and extent of risk arising from financial instruments and how the Company manages those risks (Note 3).

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this statement did not have an impact on the interim consolidated financial statements.

	d)	Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This standard will be effective for fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of adopting this standard in 2009.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

	a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 31 December 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

		31 December 2008
	Canadian	Singapore	Indonesian
	Dollars	Dollars	Rupiah
Cash and cash equivalents	50	42,032	36,231,442
Accounts receivable	4,445	-	5,568,249
Accounts payable and accrued liabilities	(147,798)	-	(55,540,558)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

3.	Fair Value of Financial Instruments – Continued

	b)	Currency risk – Continued

Based on the above net exposures as at 31 December 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $12,899 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $3,208 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $113 in the Company’s net earnings.

	c)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian and International financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada.

	d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

	e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments are generally held to maturity.

	f)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

4.	Resource Property Costs
Details of oil and gas properties are as follows:

	30 June			31 December
	2008	Exploration &	(Impairment/	2008
	Balance	Development	Abandonment)	Balance
Bengara-II	$1	$6,715	$(6,715)	$1

	30 June			30 June
	2007	Exploration &	(Impairment/	2008
	Balance	Development	Abandonment)	Balance
Bengara-II	$1	$32,760	$(32,760)	$1

Bengara-II Property

During the six months ended 31 December 2008, the Company incurred $6,715 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 31 December 2008, no future benefits could be attributed to this property and consequently the capitalized cost were impaired.

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations. On 1 January 2000 the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for $21,000 cash and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

4.	Resource Property Costs – Continued

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. The Company will pay total consideration of $27,320,000. The effective date of the agreement is 1 June 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of Fuel-X International Inc. (“Fuel-X”), and approval of the assignment of PSC interest by Indonesian authorities. The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. This payment has been included in deferred acquisition costs in these financial statements along with related legal and due diligence costs. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value and conversion value of $1.00. The Series-A preferred shares shall be created conditional upon and only at the time of closing and shall be non-interest bearing and shall not be entitled to any dividends. The Company is negotiating a Senior Credit Facility with an institution to provide funds for the acquisition of the Tungkal PSC. In consideration, the Company made a payment of $100,000 as a financing fee in the current quarter.

On 22 October 2008, an Order was granted by the Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, authorizing and directing the Receiver of Fuel-X to conclude the sale from Fuel-X (Tungkal) Ltd. of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Company as contemplated by the executed purchase and sale agreement between the Receiver and the Company dated August 1, 2008.

South Bengara-II Property

On November 13, 2008 the Company acquired an interest in a new PSC in Indonesia. Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited and GeoPetro, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block. Continental's wholly owned subsidiary, CESB2, owns a 24.999% stake in ACG and its new PSC. ACG, in accordance with the terms of its bid and the PSC, is obliged to pay a signing bonus of $1,000,000 and complete a work program during the first 3 PSC contract years which includes conducting geological and geophysical field surveys and studies, acquiring at least 100 line kilometers of new 2D seismic, and drilling one exploration well for a total minimum expenditure of $7,850,000. In accordance with the provisions of the JBA, Continental has management rights over ACG during the first 3 contract years and will pay 50% of the signing bonus and 50% of the first $3,000,000 in work program expenditures. Thereafter it will pay its 24.999% equity share of costs and be entitled to the same share of revenues. In consideration, the Company made a payment $100,000 as an interest free loan which will be reimbursed under certain conditions if the bid is accepted. This payment has been included in deferred acquisition costs in these financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

5.	Equipment
Details are as follows:

			31 December
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$22,255	$12,785
Computer equipment and software	81,178	46,651	34,527
Field survey equipment	27,167	17,741	9,426
	$143,385	$86,647	$56,738

			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

6.	Share Capital

	a)	Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 15 December 2008, there are no preferred shares issued or outstanding.

	b)	Share Capital

2009

There were no new shares issued during the six months ended 31 December 2008.

2008

On 30 May 2008, a share repurchase was completed for 200,000 common shares for a total cost of $48,000. These shares will be held in treasury until resold.

On 15 May 2008, a private placement was completed for 250,000 units for total proceeds of $50,000. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010. The Company allocated $31,358 to the common shares and $18,642 to the share purchase warrants based on the relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

6.	Share Capital – Continued

	b)	Share Capital – Continued

2008 – Continued

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 units at $0.65 per share for net cash proceeds of $3,250,000. Each unit consists of one common share and two share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010. The Company allocated $1,589,978 to the common shares and $1,660,022 to the share purchase warrants based on the relative fair values. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The 250,000 common shares have been recorded as share issuance costs at a fair value of $162,500. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 units for total proceeds of $9,750. Each unit consists of one common share and one share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009. The Company allocated $7,021 to the common shares and $2,729 to the share purchase warrants based on the relative fair values.

	c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 6(e).

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

On 29 December 2008, a total of 1,900,000 stock options having exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

6.	Share Capital – Continued

	c)	Stock Options – Continued

2008

On 25 May 2008, a total of 1,750,000 stock options were granted to directors, an employee and consultants of the Company having an exercise price of $0.21 per share and expiring on 25 May 2011. The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011. The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 22 December 2007, a total of 4,000,000 stock options were granted to directors, an employee and consultants of the Company having an exercisable price of $0.24 per share and expiring on 31 December 2010 and 700,000 stock options to employees and consultants of the Company having an exercisable price of $0.24 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.15.

On 17 September 2007, a total of 500,000 stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2007	4,650,000	$0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	0.29
Options granted	4,600,000	0.16
Options cancelled	(2,900,000)	0.51

Options outstanding, 31 December 2008	12,950,000	$0.20

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

6.	Share Capital – Continued

	c)	Stock Options – Continued

As at 31 December 2008, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,000,000	$0.15	30 April 2009
	700,000	$0.24	30 June 2009
	500,000	$0.40	30 June 2009
	3,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2011
	1,750,000	$0.21	25 May 2011
	500,000	$0.21	30 June 2011
	100,000	$0.21	30 September 2011
	4,000,000	$0.15	31 December 2011

Total outstanding and exercisable	12,950,000

d)	Warrants

2009

There were no new share purchase warrants issued during the six months ended 31 December 2008.

2008 Warrant Amendments

During the current year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010. No change was made to the exercise prices. The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88
Warrants outstanding, 30 June 2008 and 31 December 2008	13,990,000	$0.72

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

6.	Share Capital – Continued

	d)	Warrants – Continued

Details of outstanding share purchase warrants as at 31 December 2008 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$1.00	23 July 2009
	250,000	$0.20	15 May 2010
	2,000,000	$0.40	30 June 2010
	1,725,000	$0.15	30 June 2010
	10,000,000	$0.90	29 August 2010

	13,990,000

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black- Scholes option-pricing model with the following assumptions:

	31 December	30 June
	2008	2008
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	91% - 98%	91% - 107%
Risk-free interest rate	1.32% - 3.16%	2.68% - 4.28%
Expected life of options (years)	2.96 - 3.00	1.52 - 3.00

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 December	30 June
	2008	2008
Expected dividend yield	n/a	0.00%
Expected stock price volatility	n/a	85% - 103%
Risk-free interest rate	n/a	2.76% - 4.66%
Expected life of warrants (years)	n/a	2.00 - 3.00

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 December 2008
Unaudited - Prepared by Management

7.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these Interim Consolidated financial statements, except as follows:

a)
During the period, current and former management, director and officer fees in the amount of $214,000 (2007 - $180,000) were paid or accrued to directors of the Company. In addition, the Company paid bonuses totaling $nil (2007 - $60,000) to two directors during the period.

	b)	As at 31 December 2008, $45,919 (30 June 2008 - $71,275) is prepaid to a former director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Segmented Information

	North America	East Asia	Consolidated
31 December 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,092,361)	$(132,810)	$(1,225,171)
Identifiable assets	$2,048,558	$567,420	$2,615,978
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806

9.	Contingency

During the year ended 30 June 2006, the Company wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director. Management intends to pursue full collection of the receivable until payment or settlement is reached.

10.	Investment

On 17 October 2007 the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia. The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake. The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake. On 11 August, 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore the Company’s interest in Continental Biofuels has been written off.

11.	Subsequent Events

Subsequent to the quarter ended, 360,000 stock options were exercised by two holders at exercise price of $0.15 per share for total proceeds to the Company of $54,000.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Second Quarter Ended December 31, 2008

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of February 27, 2009.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

PAST QUARTER

The “Past Quarter” ended December 31, 2008 marks the end of the Second Quarter and the first six months of the Company’s annual fiscal year ending June 30, 2009.

HIGHLIGHTS OF THE PAST QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Agreement to Acquire Indonesian Oil & Gas Production Property

Pursuant to a press release dated August 5, 2008 the Company disclosed that it had entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia.

Continental will pay total consideration of $27,320,000. The deal is effective as of June 1, 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Inc., and approval of the assignment of PSC interest by Indonesian authorities.

Continental paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value $1.00.

The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion.

Funding of the cash due at closing shall be led by Macquarie Bank Energy Group of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until August 25, 2022. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest.

The Tungkal PSC currently produces on average at a rate of about 1,000 BOPD from the Mengoepeh Field. The field was placed on production in December 2004 and a southern extension of the field was discovered in 2007. Pursuant to a plan of development filed with Indonesian authorities in early 2008, the operator plans to drill 16 new development wells on the southern extension, starting in last quarter 2008, with the objective of completing it by early 2010 and increasing production to 4,500 BOPD.

On October 22, 2008, an Order was granted by the Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, authorizing and directing Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of Fuel-X International Inc. to conclude the sale from Fuel-X (Tungkal) Ltd. of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Company as contemplated by the executed purchase and sale agreement between the Receiver and the Company dated August 1, 2008.

Joint Bid for New Resource Property

Pursuant to a press release dated November 13, 2008 the Company disclosed that it has acquired an interest in a new production sharing contract ("PSC") in Indonesia.

Pursuant to a joint bid agreement ("JBA") with Adelphi Energy Limited and GeoPetro Resources Company, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block. Continental's wholly owned subsidiary, Continental Energy (South Bengara-II) Pte. Ltd., owns a 24.999% stake in ACG and its new PSC. The South Bengara-II PSC was one of 22 new PSCs signed by the Minister of Mines and Energy at a ceremony in Jakarta today. The award is a result of ACG's winning bid submitted in the August 2008 competitive bidding round held by the Indonesian ministry of oil and gas. In consideration of the bid, the Company made a payment $100,000 as an interest free loan which will be reimbursed under certain conditions.

ACG, in accordance with the terms of its bid and the PSC, is obliged to pay a signing bonus of $1,000,000 and complete a work program during the first 3 PSC contract years which includes conducting geological and geophysical field surveys and studies, acquiring at least 100 line kilometers of new 2D seismic, and drilling one exploration well for a total minimum expenditure of $7,850,000.

In accordance with the provisions of the JBA, Continental has management rights over ACG during the first 3 contract years and will pay 50% of the signing bonus and 50% of the first $3,000,000 in work program expenditures. Thereafter it will pay its 24.999% equity share of costs and be entitled to the same share of revenues.

Continental's exploration manager, Andrew T. Eriksson, has been appointed Executive Vice President and General Manager of ACG and will be responsible for managing all exploration activities in the South Bengara-II Block which are expected to commence with geological field surveys in early 2009.

The South Bengara-II Block encompasses an area of 5,257 square kilometers or over 1,300,000 acres and lies onshore on the northeast coast of the island of Borneo in the Indonesian province of East Kalimantan. It also lies adjacent to and immediately south of the Bengara-II Block in which Continental owns an 18% interest and in which a 2007 drilling program revealed encouraging results.

Senior Credit Facility Under Negotiation
At this report date the Company is negotiating a Senior Credit Facility with an institution to provide funds for the acquisition of the Tungkal PSC. In consideration, the Company made a payment of $100,000 as an Expense Deposit.

Hire of Investor Relations Contact
Pursuant to a press release dated October 3, 2008 the Company disclosed that it has engaged the non-exclusive and part time services of an arms length consultant, Mr. Chip Langston, as its investor relations contact in its Dallas, Texas office. With effect from November 1, 2008 Mr. Langston will assume duties as the principal contact person for investors and others seeking information about the Company, replacing in that capacity the Company's CFO, Mr. James D. Eger. Chip can be reached at the Company's Dallas office.

CFO Steps Down
Pursuant to a press release dated November, 6 2008 the Company announced that James D. Eger will step down as CFO of the Company with effect on November 30, 2008. He will remain as a part-time and non-exclusive consultant and advisor to the Company, particularly in the areas of new business and corporate development. Eger is relocating from Dallas to SE Asia in order to pursue personal business opportunities in alternative energy, including palm oil plantations and the conversion of crude palm oil to biodiesel.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued. Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – A total of 600,000 new incentive stock options were granted to consultants and advisors at an exercise price of US$ 0.21 per share. Of these a total of 500,000 were issued having a term expiring on June 30, 2011 and a total of 100,000 expiring on September 30, 2011. On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011.

Cancellations – On 29 December 2008, a total of 1,900,000 stock options having exercise price of $0.65 per share were cancelled as per written cancellation agreements with the former holders.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
No new shares were issued.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended September 30, 2008 but prior to publication of this report are summarized below:

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - A total of 360,000 stock options were exercised by two holders at exercise price of $0.15 per share for total proceeds to the Company of $54,000.

New Grants – No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
A total of 360,000 new shares were issued in accordance with stock options exercised as described above.

SHAREHOLDING

As of the date of this report the Company had 69,247,381 common shares issued and outstanding.
As of the date of this report the Company had 12,590,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 13,990,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Second Quarter Ended December 31, 2008
The Past Quarter ended December 31, 2008 marks the end of the Second Quarter and the first six months of the Company’s annual fiscal year ending June 30, 2009.

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

			Basic Income (Loss)	Fully Diluted Income
		Loss from Continued	per Share from	per Share from
		Operations and Net	Continued Operations	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)	and Net Income (loss)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)
3rd Quarter 2007	Nil	(466,714)	(0.01)	(0.01)

  Current Working Capital Situation
  As at December 31, 2008, the Company's consolidated financial statements reflect a working capital position of$505,186. This represents a decrease in the working capital of $2,653,779 compared to the June 30, 2008 workingcapital of $3,158,965. The main use of funds during the current year was the cash deposit of $1,500,000 related tothe Tungkal acquisition, the $100,000 deposit and $95,587 in legal costs related to the joint bid for a new resourceproperty and the Company’s general and administrative expenditures during the period. The cash balance atDecember 31, 2008 was $642,494 compared to $3,068,156 as at June 30, 2008, a decrease of $2,425,662.

  The Company used $500,911 for operating activities during the six months ended December 31, 2008 comparedwith $804,620 in the six months ended December 31, 2007.

  The cash resources used for investing activities during the six months ended December 31, 2008 was $1,924,751compared with $162,419 in the six months ended December 31, 2007.

  The cash resources provided by financing activities during the six months ended December 31, 2008 was $nilcompared with $3,259,750 in the six months ended December 31, 2007.
  Investments

  During the six months ended December 31, 2008, the Company invested $1,834,461 in various different projects.The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreementrelating to the Tungkal acquisition. The Company has also incurred $124,039 in legal fees and $100,000 as anexpense deposit relating to the acquisition. In consideration of a joint bid agreement on a resource property inIndonesia, the Company made a $100,000 interest free loan which will be reimbursed under certain conditions ifthe bid is accepted. The Company has also incurred $10,422 for it’s share of a data package relating to the jointbid. The Company incurred $82,810 related to its efforts to pursue biodiesel projects in Indonesia. TheCompany’s oil and gas property expenditures continue to be at a maintenance level until management decides tocommence further exploration and development of its Indonesian properties.
  Finance
  During the six months ended December 31, 2008, there were no new shares were issued. During the six monthsended December 31, 2007, a total of 5,265,000 new shares were issued pursuant to private placements for netproceeds to the Company of $3,259,750.

  On December 31, 2008, the Company had options outstanding granted to directors, officers and consultants topurchase an aggregate of 12,950,000 shares at prices ranging from $0.15 to $0.40 and expiring at varying datesbetween April 30, 2009 and December 31, 2011.

  On December 31, 2008, the Company had warrants outstanding to purchase an aggregate of 13,990,000 sharesat prices ranging from $0.15 to $1.00 and expiring at August 29, 2010.
  Operations
  Overall, the Company had a loss from operations during the six months ended December 31, 2008 of $1,225,171compared to $1,781,525 in the six months ended December 31, 2007. The Company had a loss per share of$0.02 in 2008 compared to a loss per share of $0.03 in 2007.

  During the current period the Company generated $6,310 in interest income compared with $68,735 in the prior period.

  The Company wrote off its investment in Continental Biofuels amounting to 82,811 during the six months ended December 31, 2008.

  General and administrative expenses decreased by $678,385 from $1,811,347 to $1,132,962 for the six months ended December 31, 2007 and 2008 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to managementand consulting contracts, of $376,127 for the six months ended December 31, 2008 compared to $891,446 in thesix months ended December 31, 2007. Office expenses decreased $112,419 from $191,339 to $78,920 as the Dallas office was closed during the year and less data software was purchased . Investor relations increased by$105,611 from $107,765 to $2,154. In the prior period, two investor relation contracts and advertising contractswere signed, and additional conferences were attended by Company’s management. All other expense groups donot significantly differ from the prior period.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter are published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter are published herewith.

Expenditures made by the Company to related parties during the Past Quarter together with balances receivable and payable also as at December 31, 2008 are as follows:

  During the period, management, director and officer fees in the amount of $214,000 (2007 - $180,000) were paid or accrued to directors of the Company. In addition, the Company paid bonuses totaling $nil (2007 - $60,000) to two directors during the period.

  As at December 31, 2008, $45,919 (30 June 2008 - $71,275) is prepaid to a director of the Company.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The interim consolidated financial statements for the Past Quarter and first six months ended December 31, 2008 followed the same accounting policies and methods of application in the most recent annual financial statements except as follows:

Change in Accounting Policies
The Company adopted the provisions of CICA Sections 1535 Capital Disclosures; Section 3862 – Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation on 1 July 2008 which addresses the Company’s objectives, classification, policies and processes for managing capital, and disclosure about the nature and extent of risk arising from financial instruments and how the Company manages those risks.

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this statement did not have an impact on the interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)
In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This standard will be effective for fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of adopting this standard in 2009.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Evaluation of Disclosure Controls
As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. Based on that evaluation, the Chief Executive Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Controls and Procedures
Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws. Based on the Chief Executive Officer and the Chief Financial Officer’s review of the design of internal controls over financial reporting, the Chairman and President have concluded that the design of internal controls is adequate for the nature of the Company’s business and size of its operations. As a small organization, and similar to other small organizations, the Company’s management is composed of a small number of key individuals, resulting in a situation where limitations on the segregation of duties as well as expertise in such areas as complex calculations and estimations do not exist, as such these risks are compensated by more effective supervision and monitoring by the Chief Executive Officer and the Chief Financial Officer as well as reliance on third party expertise where appropriate. It is important to note that in order to eliminate the potential risk associated with these issues the Company would be required to hire additional staff in order to provide greater segregation of duties and expertise in certain areas. Currently the Company has chosen to disclose the potential risk in its annual filings and proceed with increased staffing as the Company’s growth supports such overhead expansion.

Approval
The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the or in the interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

  On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. A trial date has been set for May 25, 2009.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and electronic filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has files electronically on the US-SEC’s EDGAR database. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, President, Chief Executive Officer and Chief Financial Officer of Continental Energy Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended December 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 27, 2009

(signed) ”Richard L. McAdoo”
Name:	Richard L. McAdoo
Title:	President, Chief Executive Officer and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.